UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Bookham, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09856E 10 5

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09856E 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rickman 1998 Accumulation and Maintenance Settlement Trust None

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 857,131 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 857,131 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,131 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.55%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew G. Rickman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,773,036 shares

	6.	Shared Voting Power 857,131 shares (1)

	7.	Sole Dispositive Power 1,773,036 shares

	8.	Shared Dispositive Power 857,131 shares (1)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,674,250 shares (Consists of the following: (a) 1,773,036 shares of Common Stock held by Dr. Rickman, (b) 857,131 shares of Common Stock held by Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Dr. Rickman is a trustee, and (c) 14,083 shares of Common Stock which Dr. Rickman has the right to acquire within 60 days of September 10, 2004 upon the exercise of options).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.88%

12.	Type of Reporting Person (See Instructions) IN

(1) Solely in his capacity as trustee of Rickman 1998 Accumulation and Maintenance Settlement Trust.

Item 1.
	(a)	Name of Issuer Bookham, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2584 Junction Avenue, San Jose, California 95134

Item 2.
(a)

Name of Person Filing
Pursuant to Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of Rickman 1998 Accumulation and Maintenance Settlement Trust, an English trust and Andrew G. Rickman.  Such person and entities are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b)	Address of Principal Business Office or, if none, Residence 2584 Junction Avenue, San Jose, California 95134 Attention: Andrew G. Rickman
	(c)	Citizenship See cover pages hereto.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 09856E 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Inapplicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
I	Rickman 1998 Accumulation and Maintenance Settlement Trust:
(a) Amount beneficially owned: 857,131
(b) Percent of class: 2.55%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 857,131
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 857,131
II	Andrew G. Rickman:
(a)

Amount beneficially owned:

Amount Beneficially owned consists of the following: (a) 1,773,036 shares of Common Stock held by Dr. Rickman, (b) 857,131 shares of Common Stock held by Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Dr. Rickman is a trustee, and (c) 14,083 shares of Common Stock which Dr. Rickman has the right to acquire within 60 days of September 10, 2004 upon the exercise of options.

(b) Percent of class: 7.88%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,773,036
(ii) Shared power to vote or to direct the vote 857,131
(iii) Sole power to dispose or to direct the disposition of 1,773,036
(iv) Shared power to dispose or to direct the disposition of 857,131

Item 5.	Ownership of Five Percent or Less of a Class
Inapplicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

5

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 10, 2004
Date

Rickman 1998 Accumulation and Maintenance Settlement Trust

By:	/s/ Andrew G. Rickman
Its:	Trustee

Andrew G. Rickman

By:	/s/ Andrew G. Rickman
Andrew G. Rickman

EXHIBIT A

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

Dated: September 10, 2004

Rickman 1998 Accumulation and Maintenance Settlement Trust

By:	/s/ Andrew G. Rickman
Its:	Trustee

Andrew G. Rickman

By:	/s/ Andrew G. Rickman
Andrew G. Rickman